Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

May 5, 2020

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, as of the date hereof, the board of directors of Grupo Financiero Galicia S.A. (the “Company”) has authorized and approved the Company’s acquisition offer to purchase all of the issued and outstanding capital stock of 34 Grados Sur Securities S.A., an Argentine broker-dealer company (such companies known locally as ALYCs).

The purchase price amounts to approximately $441,230 (Four hundred forty one thousand and two hundred thirty U.S. Dollars) and the Company does not believe that the transaction will have a significant impact on the Company´s shareholders’ equity.

Yours sincerely,

A. Enrique Pedemonte

Attorney in fact

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.